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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                        Envision Development Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71376P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Bruce A. Butcher;
                                (206) 682-7626;
                         Suite 3827 1001 Fourth Avenue;
                               Seattle, WA 98154
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 13, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 71376P101
         ----------------------------------------------------------------------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities only).

          Alta Limited                                                NA

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   [   ]

          (b)   [X]: Controlling person of other non-issuer major investor
                     Dominion Income Management Corp. provides financial assistance to Alta.

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions) WC

          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization Jersey, Channel Islands

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power: 500,000 by option; 5.6%
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power: 500,000 by option; 5.6%
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
          500,000; 5.6%

          ---------------------------------------------------------------------

 (12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11) 5.6%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO

          ---------------------------------------------------------------------

Item 1

Common Stock
Envision Development Corporation
11701 NW 101st Road
Miami, FLA 33178

Item 2

(a)
Alta Limited

(b)
3rd floor 8 Church Street
St Helier, Jersey JE2 3NN
Channel Islands

(c)
Investments

(d) No

(e) No

(f) A Jersey Corporation

Item 3

Share Exchange. Securities of ZERO.NET, Inc. were issued pro rata to the transferees' pecuniary interest in the common stock of Envision Development

Corporation ("Envision"). No funds were used for the transaction. The transaction was a formation capitalization transaction to provide the initial capitalization for ZERO.NET. The only material assets of ZERO.NET after the transaction were the securities acquired from the transferors who received pro rata for the transfer, securities of ZERO.NET and were in the same pecuniary position before and after the transaction.

ITEM 4. N.A.


ITEM 5.

     (a)  500,000; 5.6%

     (b)  500,000; 5.6%

     (c) Pursuant to three Contribution Commitment Agreements, dated January 20, 2000, between ZERO.NET, Inc. and Alta Limited ("Alta"), ZERO.NET, Inc. and Dominion Income Management Corp. ("Dominion Corp.") and ZERO.NET, Inc. and Dominion Income Management Corp. Profit Sharing Plan ("Dominion Plan"), ZERO.NET acquired 1,745,567 shares of Envision common stock from Alta for 1?,538,586 shares of ZERO.NET Preferred A Stock, 679,000 shares of Envision common stock from Dominion Corp. for 4,258,136 shares of ZERO.NET Preferred A Stock and 800,000 shares of Envision common stock for 6,271,186 shares of ZERO.NET Preferred A Stock, respectively. Subsequent to the contribution transaction, the contributing corporations controlled ZERO.NET, and thus may be considered part of a "control group" through ZERO.NET of Envision Development Corporation. After the contribution transaction, neither Alta, nor Dominion Plan had any direct interest in Envision Development Corporation. The pecuniary interest of Alta Limited, Dominion Corp., and Dominion Plan relative to Envision remained the same prior to and after this reported disposition event.

     (d)  NA

 * No person providing financial advice to Alta is the controlling person of Dominion Income Management Corp., formerly the single largest shareholder of the issuer aside from its parent, E Com Ventures, Inc. (NOTE: Since Dominion doesn't own these shares anymore, does this need to be disclosed??)

     (e)  NA

ITEM 6.

Investments are approved by the Board of Directors, a principal of Dominion Income Management Corp. provides investment advice to Alta, but disclaims "control" thereof.

ITEM 7.

Exhibit 1 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Alta Limited

Exhibit 2 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp.

Exhibit 3 Contribution Commitment Agreement, dated January 20, 2000, between ZERO.NET, Inc. and Dominion Income Management Corp. Profit Sharing

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2000

/s/ DIANE STANLEY
Diane Stanley, Director